UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period     December 2008                                   File No:  0-52400

Unbridled Energy Corp.

(Name of Registrant)

Suite 400, 2424 4th Street SW, Calgary, Alberta, Canada T2S 2T4

 (Address of principal executive offices)

1.

News Release dated December 19, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corp.

(Registrant)

Dated: December 22, 2008	Signed: /s/ Carmen Etchart
Carmen Etchart, Corporate Secretary

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

UNBRIDLED ENERGY REPORTS ON DIRECTOR RESIGNATION

CALGARY and PITTSBURGH · December 19, 2008 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U) (the “Company”) today announced that Dan O’Byrne has resigned from its Board of Directors.  Mr. O’Byrne cited his need to focus his time and efforts on his other business commitments as being the principal reason for his decision to resign at this time.

Unbridled's Chairman, Craig Steinke, said: “Dan has provided invaluable service to Unbridled during the critical early stages of its development.  I want to personally thank Dan and, on behalf of the Company, extend our warmest thanks for his contribution and commitment to Unbridled Energy.  The Company will be embarking on a search for an suitable replacement to fill the vacancy left by Dan's departure.”

For more information, please contact Brad Holmes, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

UNBRIDLED ENERGY CORP.

Joseph H. Frantz, Jr.

President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.